Exhibit 21.1

SUBSIDIARIES OF THE WIMBLE COMPANY

Name	Jurisdiction of Incorporation or Organization
Pringles Canada ULC	Canada

Pringles International Operations SARL	Switzerland

Pringles Overseas Holdings SARL	Switzerland

Pringles France S.A.S.	France

Pringles Italy S.r.L.	Italy

Pringles Portugal, S.A.	Portugal

Pringles Sweden AB	Sweden

Pringles Crisps UK Limited	United Kingdom